Advisors Series Trust
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, California 91741

August 30, 2023

VIA EDGAR TRANSMISSION

Ms. Mindy Rotter
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisors Series Trust (the “Trust”)
File Nos.: 333-17391 and 811-07959

Dear Ms. Rotter:
This correspondence responds to the comments the Trust received from the staff of the Commission (the “Staff”) on August 24, 2023, with respect to recent Form N-CSR and Form N-CEN filings and registration statements for the series of the Trust and their respective fiscal year ends as set forth in the table below (each, a “Fund” and collectively, the “Funds”):

Series ID	Series Name	FYE Reviewed
S000018427	Huber Select Large Cap Value Fund	10/31/2022
S000018428	Huber Small Cap Value Fund	10/31/2022
S000039416	Huber Large Cap Value Fund	10/31/2022
S000052294	Huber Mid Cap Value Fund	10/31/2022
S000056566	First Sentier Global Listed Infrastructure Fund	10/31/2022
S000069943	First Sentier American Listed Infrastructure Fund	10/31/2022
S000005064	PIA BBB Bond Fund	11/30/2022
S000005067	PIA MBS Bond Fund	11/30/2022
S000029825	PIA High Yield (MACS) Fund	11/30/2022
S000005065	PIA Short-Term Securities Fund	11/30/2022
S000041568	Semper MBS Total Return Fund	11/30/2022
S000044807	Semper Short Duration Fund	11/30/2022
S000005062	Capital Advisors Growth Fund	12/31/2019*
*Note: We assume that this date was provided in error and the Staff intended to reference 12/31/2022.

For your convenience, the comments have been reproduced with a response following each comment.

Comment 1.    With respect to the annual report filed on Form N-CSR for the PIA High Yield (MACS) Fund and PIA High Yield Fund, the Staff noted the Management Discussion of Fund Performance for each Fund does not include the factors that materially affected the Fund’s performance during the most recently completed fiscal year, including the relevant market conditions and the investment strategies and techniques used by the Fund’s investment adviser. Please explain how the Funds will comply with the disclosure requirements of Item 27(b)(7)(i) of Form N-1A going forward.

Response:    The Trust confirms that it will work with the Adviser to comply with this requirement in future filings.

Comment 2.    With respect to the benchmark in the shareholder letter, on page 2 of the annual report for the Capital Advisors Growth Fund, the index is noted as the “S&P 500® Total Return Index,” however, in the performance graph on page 8 of the report, the index is noted as the “S&P 500® Index.” Please explain in correspondence what the Fund’s benchmark is and confirm that disclosure will be consistent moving forward.
Response:    The Trust confirms that the Fund’s benchmark is the S&P 500® Index. The Trust will use consistent references to the Index in future reports. The Trust notes that it has made the requisite correction in the 6/30/2023 semi-annual report to be filed shortly.

Comment 3.    With respect to the pie chart on page 11 of the annual report, the incorrect First Sentier Fund appears in the header. The reference to “First Sentier Global Listed Infrastructure Fund” should be “First Sentier American Listed Infrastructure Fund.” Please confirm in correspondence that the pie chart will be labeled correctly for future annual reports.

Response:    The Trust confirms that the correction will be made in future shareholder reports.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at 626-914-7363 or elaine.richards@usbank.com.
Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards
Secretary
Advisors Series Trust
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